July 30, 2020

Via E-Mail

William T. Hart, Esq.
Hart & Hart, LLC
1624 N. Washington St.
Denver, CO 80203

     Re:      Carbon Energy Corporation
              Schedule 13E-3
              Filed July 16, 2020
              File No. 005-31849

              Preliminary Proxy Statement on Schedule 14A
              Filed July 16, 2020
              File No. 00-02040

Dear Mr. Hart:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note that Mr. Bailey and Mr. Leidel and the Yorktown entities affiliated with them serve as directors and control approximately 66-67% of the voting power of the
       company   s equity. Please advise us why Mr. Bailey, Mr. Leidel and the
Yorktown
       entities have not also been identified as filing persons in the Schedule 13E-3.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to
 William T. Hart, Esq.
Hart & Hart, LLC
July 30, 2020
Page 2


       include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of
       Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13,
       1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule
       13E-3.

3. Please ensure that the individual signing the Schedule 13E-3 for the company has his title noted in the signature page.

Preliminary Proxy Statement

4. Please revise the cover page of the proxy statement and the form of proxy to clearly mark
       each as    Preliminary Copy.    Refer to Rule 14a-6(e)(1).

5. Revise your proxy statement to comply with the requirements of Rule 13e-3(e). Be sure to include a Summary Term Sheet complying with Item 1001 of Regulation M-A and which addresses the going private transaction as well as a Special Factors section immediately following the Summary Term Sheet, including Items 7, 8 and 9 of Schedule
       13E-3, as applicable.

6.     Please describe the background of the going private transaction.

7. Provide the information required by Item 1006(c) including whether the company intends to effect a forward stock split subsequent to the going private transaction.

8. Related to comment 1 above, we note again that holders of approximately 68% of your outstanding securities have indicated they will vote for the reverse stock split and that if they do so, the proposal will be approved. Please disclose this prominently in the summary term sheet.

9. Please clarify whether the stock split will be effected at a recordholder level or street-
       name holder level. If the former, describe in an appropriate section the steps holders of shares in street name may take to consolidate holdings and remain a security holder. You may also explain how holders may ensure that all of their holdings may be cashed out.
 William T. Hart, Esq.
Hart & Hart, LLC
July 30, 2020
Page 3


Special Factors, page 3

10. In addition to comment 5 above, please revise this section, and any other related disclosure in the proxy statement, to disclose separately the fairness of the going private transaction to holders who will be cashed out and those who will not be cashed out.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions